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                                                                 Exhibit (a)(11)


FOR IMMEDIATE RELEASE

Investor inquiries contact:

     Wesley D. Ross
     Manager, Investor Relations
     (330) 545-4311

                   EASCO, INC. REVISES PRELIMINARY RESULTS OF
                     ITS "DUTCH AUCTION" SELF-TENDER OFFER

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GIRARD, OHIO (August 19, 1998)--Easco, Inc. (NASDAQ:ESCO) announces an update to its announcement made earlier today regarding the preliminary results of its "Dutch Auction" self-tender offer which expired at 12:00 Midnight, New York City time, on Tuesday, August 18, 1998.

As earlier announced, Easco preliminarily determined that a total of 1,123,894 shares were properly tendered pursuant to the offer, including 1,022,312 shares tendered at or below $11.50 per share. ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, has since advised Easco, based on preliminary numbers, that an additional 306,529 shares were tendered pursuant to the offer subject to guarantees of delivery, including 261,283 shares tendered at or below $11.50 per share.

As previously announced, Easco expects to purchase, subject to final verification, 1,022,312 shares at $11.50 per share. Due to the over-subscription of the offer, Easco will purchase shares tendered at or below $11.50 on a prorated basis, except for shares tendered as odd-lots which will be purchased in full.

The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares properly tendered, including shares tendered subject to guarantees of delivery. Payment for shares accepted for purchase and return of all shares tendered but not accepted for purchase will occur as soon as practicable after Easco receives the final accounting by the depositary.

Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing.

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